[McGuireWoods LLP letterhead]

April 16, 2008

VIA EDGAR

Mr. Ramin Olson
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail stop 3561
Washington, D.C. 20549

RE:      Ruddick Corporation
            Form 10-K, for Fiscal Year Ended September 30, 2007
            Filed November 29, 2007
            Definitive Proxy Statement on Schedule 14A
            Filed January 2, 2008

            File number 001-06905

 Dear Mr. Olson:

Reference is made to the Staff of the Division of Corporate Finance's letter to Mr. Thomas W. Dickson, Chairman, President and Chief Executive Officer of Ruddick Corporation, dated March 28, 2008.  This note confirms our April 10 conversation in which you granted the Company an extension of time to and including May 2, 2008 to respond to the above-referenced letter.

Thank you for your cooperation.

                                                                                    Very truly yours,

            /S/ Marc Corredor

                                                                                    Marc Corredor

McGuireWoods LLP